Exhibit 99.2 FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia to Report First-Quarter 2008
Financial Results on May 13
HONG KONG, April 22, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today it will report its first-quarter 2008 financial results on Tuesday, May 13, 2008 before the market opens.
Management will hold an investor webcast on May 13, 2008 at 8:00 a.m. Eastern Daylight Time, which is 8:00 p.m. Hong Kong Time on May 13, 2008, to discuss GigaMedia’s first-quarter 2008 performance. A link to the live and archived webcast will be available at www.gigamedia.com.tw.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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